TATA

06013685

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

82-3768

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

May 19, 2006
Sc-15097

SUPPL

SEC MAIL PROCESSING
MAY 2 3 2006
WASH, D.C.

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

Dear Sirs,

Re: Tata Motors Limited

(i) Published Audited Financial Results including Consolidated Financial Results of the Company for the financial year 2005-06

(ii) Dividend recommended by the Board for the said financial year

(iii) Notice of Book Closure for the purpose of dividend

(iv) Date of Annual General Meeting

(v) Appointment of Additional Directors

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India :-

"With further reference to our letter No.Sc-15074 dated May 11, 2006 and in accordance with the Listing Agreement with the Stock Exchange, we have to inform you that :

The Directors have at their Board Meeting held today:-

(i) Taken on record the Audited Financial Results including Consolidated Financial Results of the Company for the financial year 2005-06 pursuant to Clause 41 of the Listing Agreement.

(ii) Recommended a dividend of 130% (Rs.13/- per share) on 38,30,29,238 Ordinary Shares and any further shares that may be allotted by the Company on conversion of Notes before the book closure [as per (iii) hereinbelow].

dw 5/24

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 7799
www.tatamotors.com

TATA

(iii) As required under Clause 16 of the Listing Agreement, the Book Closure for the purpose of payment of the said dividend has been fixed as under:-

Type of Security	Book Closure		Purpose
	From	To	
Ordinary Shares (E2 Series) INE155A01014	Tuesday, June 27, 2006	Tuesday, July 11, 2006	Dividend for the financial year ended March 31, 2006.
	(both days inclusive)		

The payment of dividend will be made to those shareholders whose names stand registered in the books of the Company as on: -

- July 11, 2006 in case of shares held in physical form; and
- June 26, 2006 in case of shares held in electronic form

if declared at the forthcoming Annual General Meeting of the Company.

(iv) Decided that the Annual General Meeting of the Company would be held on Tuesday, July 11, 2006 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

(v) Appointed Mr Sam M Palia, Independent Director as an Additional Director of the Company with immediate effect."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl: a/a

TATA

immediate use **PRESS RELEASE**

CONSOLIDATED REVENUE GROWTH OF 20% @ Rs.27266.41 CRORES FOR THE YEAR CONSOLIDATED PROFIT RS.1728.09 CRORES, UP BY 25%

Tata Motors Consolidated Financial Results for the year ended March 31, 2006

Mumbai, May 19, 2006: Tata Motors reported an impressive growth of 20% in its consolidated gross revenue at Rs.27266.41 crores, as against the previous year's consolidated gross revenue of Rs.22708.23 crores.

The company reported consolidated revenues (net of excise) Rs. 23718.17 crores, an increase of 21% as against Rs. 19532.84 crores in the previous year. The PBT for the financial year 2005-06 was Rs. 2348.98 crores, an increase of 27% as against Rs.1848.09 crores in the previous year. The consolidated PAT after considering an amount of Rs. 640.00 crores (previous year Rs. 490.62 crores) towards current and deferred tax; and after adjustment for share of minority interest and profit in associate companies was Rs.1728.09 crores as against Rs.1385.34 crores in the previous year, recording a growth of 25%. The Company has reported a Basic Earnings Per Share (EPS) of Rs.45.86 for its consolidated operations as against Rs.38.50 for the previous year.

Tata Motors Standalone Financial Results

Quarter ended March 31, 2006

Tata Motors today reported revenues (net of excise) of Rs.6882.75 crores for the quarter ended March 31, 2006, an increase of 29% over revenues of Rs.5338.87 crores in the corresponding quarter of last year. The Profit Before Tax (PBT) was Rs. 647.61 crores as against Rs. 465.28 crores in the corresponding quarter last year, an increase of 39%.

The Profit After Tax (PAT) for the quarter was Rs. 458.11 crores as compared to Rs. 388.17 crores in the corresponding quarter last year, an increase of 18%.

The total sales volume for the quarter at 148,343 units grew by 23% over 120,410 units sold in the corresponding quarter of the previous year. Sales of commercial vehicles in the domestic market increased by 30% to 71,416 in the quarter, while passenger vehicle sales at 61,553 units recorded a growth of 14% over the corresponding quarter in the previous year. Exports grew by 37% to 15,374 units during the quarter.

Financial Year ended March 31, 2006

Tata Motors gross revenue for the Financial Year 2005-06 crossed Rs.24,000 crores (Previous year : Rs.20,483 crores).

The company's revenues (net of excise) for the Financial Year 2005-06 improved by 18% to Rs.20602.20 crores compared to Rs.17419.13 crores in the previous year. The PBT for the year grew by 24% to Rs. 2053.38 crores compared to Rs.1651.90 crores in the previous year. After providing for Rs. 524.50 crores (previous year Rs.414.95 crores) towards current and deferred tax for the year, the PAT was Rs.1528.88 crores, an increase of 24% over the PAT of Rs.1236.95 crores in the previous year.

The total sales volume (including exports) for 2005-06 was 454,129 vehicles, the company's highest ever and a growth of 14% over 399,566 vehicles sold in 2004-05. Commercial Vehicle sales in the domestic market were 214,836 units, also the highest ever with an increase of 13%. The company's overall market share in commercial vehicles has improved to 61.3% from 59.7% from the previous year. Passenger vehicles sales in the domestic market amounted to 189,070 units, also the highest ever with a growth of 6%. In spite of intense competition, the company's market share in passenger vehicles was maintained at 16.5%, compared to 16.9% in the previous year. During the year, Tata Motors launched several new commercial and passenger vehicles. Among them are the Ace mini-truck, Tata Novus Tipper, a common rail diesel engine (DiCOR) powered Safari, Indigo SX, Indica V2 Turbo Diesel, and the Indica V2 Xeta. All these products have received encouraging response in the market.

The company exported 50,223 vehicles during the year, creating a new milestone with an impressive growth of 65%.

Dividend

The Board of Directors has recommended an increased dividend of Rs.13/- per share of Rs.10/- each for the financial year 2005-06. (2004-05: normal Dividend of Rs.10/- per share plus a Special Diamond Jubilee Dividend of Rs.2.50 per share). This dividend is subject to the approval of the shareholders, and the tax on the dividend will be borne by the Company.

The Audited Financial Results for the quarter and for the twelve months ended March 31, 2006 are enclosed.

\- Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 6665 7209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2006

	Particulars	Nine months ended December 31, 2005	Quarter ended March 31,		Year ended	
			2006	2005	2006	2005
(A)						
1	Vehicle Sales: (in Nos.) (includes traded vehicles)					
	Commercial vehicles	143420	71416	55132	214836	189993
	Passenger Cars and Utility vehicles	127517	61553	54080	189070	179076
	Exports	34849	15374	11198	50223	30497
		305786	148343	120410	454129	399566
2	Vehicle Production: (in Nos.)					
	Commercial vehicles	170083	76280	60780	246363	209886
	Passenger Cars and Utility vehicles	142177	67782	59489	209959	191055
		312260	144062	120269	456322	400941
(B)		(Rupees Crores)				
	Sales / Income from operations	16024.85	7979.27	6262.40	24004.12	20482.57
	Less : Excise Duty	2305.40	1096.52	923.53	3401.92	3063.44
1	**Net Sales/Income from operations**	13719.45	6882.75	5338.87	20602.20	17419.13
2	Total Expenditure					
	(a) (Increase) / Decrease in stock in trade and work in progress	(670.64)	413.73	127.17	(256.91)	(144.00)
	(b) Consumption of Raw Materials & Components	9871.50	4392.36	3545.37	14263.86	11929.48
	(c) Staff Cost	829.04	314.09	284.88	1143.13	1039.34
	(d) Other expenditure	2002.70	869.73	740.88	2872.43	2423.22
	(e) Sub Total 2(a) to 2(d)	12032.60	5989.91	4698.30	18022.51	15248.04
3	Operating Profit [1-2]	1686.85	892.84	640.57	2579.69	2171.09
4	Other Income	284.69	4.42	29.60	289.11	166.09
5	Interest					
	(a) Gross interest	216.16	80.33	57.42	296.49	220.77
	(b) Interest income / Interest capitalised	(58.98)	(11.16)	(26.07)	(70.14)	(66.62)
	(c) Net interest	157.18	69.17	31.35	226.35	154.15
6	Product Development expenses	20.87	52.91	18.54	73.78	67.12
7	Depreciation and Amortisation	384.69	136.25	144.24	520.94	450.16
8	**Profit before exceptional items and tax [3+4-5-6-7]**	1408.80	638.93	476.04	2047.73	1665.75
9	Exceptional Items					
	(a) Employee separation cost	3.03	1.01	1.09	4.04	4.18
	(b) Provision / (reversal) for diminution in value of investments (net)	-	(9.69)	9.67	(9.69)	9.67
	(c) Sub Total 9(a) and 9(b)	3.03	(8.68)	10.76	(5.65)	13.85
10	**Profit Before Tax [8-9]**	1405.77	647.61	465.28	2053.38	1651.90
11	Less: Tax expense	335.00	189.50	77.11	524.50	414.95
12	**Profit After Tax [10-11]**	1070.77	458.11	388.17	1528.88	1236.95
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)	376.30	382.87	361.79	382.87	361.79
14	Reserves excluding Revaluation Reserve				5127.81	3749.60
15	Basic EPS (not annualised) Rupees	28.46	12.10	10.73	40.67	34.38
	Diluted EPS (not annualised) Rupees	26.78	11.44	10.06	38.20	32.23
16	Aggregate of Non-Promoter Shareholding					
	- Number of Shares	247420295	253997726	244718237	253997726	244718237
	- Percentage of shareholding	65.76%	66.35%	67.65%	66.35%	67.65%

Notes:-

1) Figures for the previous periods have been regrouped/reclassified wherever necessary.

2) The above financial results for the quarter / year ended March 31, 2006, include the results of the operations of erstwhile Tata Finance Limited (TFL), Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital and Finance (Bombay) Limited (SCFL), for the period April 1, 2005 to March 31, 2006, consequent to the merger of these companies effective April 1, 2005. The comparative figures for the quarter / year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter / year ended March 31, 2006, are not comparable to this extent.

3) Other expenditure includes foreign exchange gain of Rs. 22.07 crores for the quarter ended March 31, 2006 as against a loss of Rs. 3.49 crores in the quarter ended March 31, 2005. The corresponding figures for the year ended March 31, 2006, March 31, 2005 and for the nine months ended December 31, 2005 are losses of Rs. 21.66 crores, Rs. 29.04 crores and Rs. 43.73 crores respectively.

4) The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

5) The Company allotted 1,45,04,949 Ordinary shares on August 18, 2005, to the Equity shareholders of erstwhile Tata Finance Limited, as per the Scheme of Amalgamation approved by the Hon'ble High Court of Judicature at Bombay.

6) During the quarter, the Company has raised funds aggregating JPY 11.76 billion (Rs. 450.03 crores at issue) by way of issue of zero coupon Foreign Currency Convertible Notes (FCCN). As per the terms of the issue, the holders have an option to convert FCCN into Ordinary Shares or ADS at an initial conversion price of Rs.1001.39 per Ordinary Share at a fixed exchange rate of conversion of Rs.1.00 =¥ 2.66. Further, the Company has a right to redeem FCCN, subject to certain conditions.

7) Subsequent to the quarter ended March 31, 2006, 2,550 Zero coupon Foreign Currency Convertible Notes (2009) representing 2.55% of the said Notes, have been converted into 1,95,107 Ordinary Shares of Rs.10/- each at a premium as per the terms of issue.

8) As on January 1, 2006, 2 Investor complaints were outstanding. The Company received 14 complaints during the said quarter and disposed off 13 complaints by March 31, 2006. There were 3 complaints unresolved as on March 31, 2006.

9) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and year ended March 31, 2006.

10) The Board of Directors has recommended a dividend of Rs. 13.00 per share of Rs. 10/- each for financial year 2005-06 (Previous year normal dividend of Rs.10.00 per share and a Special Dividend of Rs. 2.50 per share, being the Diamond jubilee year), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

The Audited Financial Statements have been reviewed by the Audit Committee and were taken on record by the Board of Directors at its meeting held on May 19, 2006.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, May 19, 2006

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2006

	Particulars	2005-06 (Audited)	2004-05 (Audited)
		(Rs. in crores)	
1	Sales/Income from operations	27266.41	22708.23
	Less: Excise Duty	3548.24	3175.39
	Net Sales/Income from operations	23718.17	19532.84
2	Total Expenditure		
	(a) (Increase) / Decrease in stock in trade and work in progress	(238.30)	(216.84)
	(b) Consumption of Raw Materials and Components	16259.20	13489.26
	(c) Staff Cost	1777.43	1429.94
	(d) Other expenditure	2865.92	2333.90
	(e) Sub Total 2(a) to 2(d)	20664.25	17036.26
3	**Operating Profit [1-2]**	3053.92	2496.58
4	Other Income	243.55	133.94
5	Interest (Net)	246.01	169.66
6	Product Development cost written off	71.77	67.12
7	Depreciation	623.31	531.01
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	0.02	2.93
9	**Profit for the year before exceptional items and tax [3+4-5-6-7-8]**	2356.36	1859.80
10	Exceptional Items		
	(a) Provision for Diminution in value of Investments (net)	1.70	4.00
	(b) Employee Separation Cost	5.68	7.71
	(c) Sub Total of 10(a) and 10(b)	7.38	11.71
11	**Profit Before Tax [9-10]**	2348.98	1848.09
12	Less: Tax Expense	640.00	490.62
13	**Profit After Tax [11-12]**	1708.98	1357.47
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	(2.53)	(3.78)
15	Share of Minority Interest	(22.29)	(8.48)
16	Profit in respect of investments in Associate Companies	43.93	40.13
17	**Profit for the year**	1728.09	1385.34
18	Paid-up Equity Share Capital (Face value of Rs.10 each)	382.87	361.79
19	Reserves excluding Revaluation Reserve	5722.21	4035.37
20	Basic EPS Rupees	45.86	38.50
21	Diluted EPS Rupees	43.15	36.07

Notes:

1) Figures for previous year have been regrouped/reclassified wherever necessary, to make them comparable.

2) Tata Technologies Inc., USA, an indirect subsidiary of the Company during the year acquired INCAT International Plc. (INCAT), a UK based company engaged in the business of Product Lifecycle Management, engineering and design, IT software and infrastructure services and solutions, rendering services principally to the automotive, aerospace and engineering industries.

3) During the year, the Company has sold 20% of its holding in its subsidiary, Telco Construction Equipment Company Limited (Telcon) to Hitachi Construction Machinery Company Limited, the Company's technology and equity partner in Telcon. Consequently, the consolidated holding of the Company in Telcon stands at 60%.

4) The share of profit (net) in respect of investments in associate companies include profit of Rs.14.76 crores and loss of Rs. 2.04 crores, considered on the basis of unaudited financial statements for the year ended March 31, 2006.

5) The financial results for the year ended March 31, 2006 include the results of the operations of erstwhile Tata Finance Limited (TFL) for the period April 1, 2005 to March 31, 2006, INCAT International Plc. for the period October 3, 2005 to March 31, 2006, Tata Technologies (Thailand) Limited (TTL Thailand) for the period October 10, 2005 to March 31,2006 ,Tata Technologies Pte. Limited, Singapore (TTPL Singapore) for the period December 7, 2005 to March 31, 2006 and Cedis Mechanical Engineering GmbH (Cedis) from January 1, 2006 to March 31, 2006. The comparative figures for the year ended March 31, 2005, do not include the result of the operations of TFL, INCAT, TTL Thailand, TTPL Singapore and Cedis and as such, the financial results for the year ended March 31, 2006, are not comparable to this extent.

6) The Consolidated financial statement should be read in conjuction with the notes to the individual financial results for the year ended March 31, 2006.

The Audited Financial Statements have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 19, 2006.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, May 19, 2006

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

May 18, 2006
Sc-15096

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

Tata Motors' First Plant for Small Car to come up in West Bengal

"Pursuant to Clause 36 of the Listing Agreement, enclosed herewith is a Press Release issued by the Company dated May 18, 2006 on the above subject, which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl: a/a
\\Ida\idadata\Stock\BSE-NSE-Small Car.doc

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 7799
www.tatamotors.com

immediate use **PRESS RELEASE**

TATA MOTORS' FIRST PLANT FOR SMALL CAR TO COME UP IN WEST BENGAL

Kolkata, May 18, 2006: Tata Motors today took a major step in its small car project, by announcing the setting up of its first plant in West Bengal. The plant will come up at Singur block of Chandannagar sub-division in the Hooghly district.

Speaking at the announcement, the Chairman of Tata Motors, Mr. Ratan N. Tata, said, "This investment is a reflection of the confidence that the Tata Group has in the investment climate and the Government of West Bengal. We look forward to the opportunity of revitalising the automotive industry in the state."

The plant will be spread over an area of 700 acres, with additional facilities for a vendor park. The total investment is likely to be over Rs.1,000 crores, including direct investment by Tata Motors and that by its vendors.

The plant will initially directly employ 2,000 persons, and is expected to create employment in excess of 10,000 jobs amongst the vendors and service providers in the vicinity of the plant. The construction work will commence shortly, and the plant will be commissioned in 2008.

\- Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 66657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com